Exhibit 99.1

Borr Drilling Limited – Market update

Borr Drilling Limited (the “Company”) (NYSE: BORR, OSE: BDRILL) is pleased to announce that it has reached agreement with the bank syndicates and with Hayfin, who in sum provides USD595m in loan facilities, to extend their maturity to January 2023 and lower the minimum liquidity covenant to USD5m until maturity. The next step of the plan is to reach agreement with the yards before year end 2020 to extend all remaining instalments and maturities under, the Company’s yard facilities to 2023 and beyond.

As part of the concessions reached with these lenders, the Company has committed to raise equity in order to improve the Company’s liquidity profile and, at the Board’s discretion, use part of the proceeds to buy back some of its convertible bonds at a significant discount to par. This will strengthen the balance sheet ahead of possible industry consolidation.

The operational performance of the integrated well services in Mexico continues to progress well however payment delays have caused the company to experience calls for working capital advances which have been larger than expected. With reference to the Q2 2020 report released by the Company  on 28 August 2020, in which the Company announced a proposed payment plan from Pemex to the Company’s integrated well services joint venture entities in Mexico, the Company is pleased to inform that, since the end of Q2 2020, these entities have received USD 103m  in payments from Pemex which amounts to approximately 65% of the total amount outstanding for work performed. This improvement in collections will positively impact the Company’s working capital situation, and together with the remaining payment for the work already performed, eventually allow distributions to the Company.

“We are pleased to have found an agreement with the Company’s banks and Hayfin which together with the new equity, will improve the liquidity in excess of USD700m over the next 2 years. We are confident that with this agreement and the continued support of the yards, we are creating a long-term solution, with low cash-breakeven for the coming years,” says Patrick Schorn, CEO of Borr Drilling, in a comment.

For further details on our business and the contemplated transactions, including an updated working capital statement, the equity offering and a discussion of Risk Factors we face, please refer to the presentation published today attached to this release and on our website: http://borrdrilling.com/presentations/

Hamilton, Bermuda
22 September 2020

 FORWARD LOOKING STATEMENTS

This announcement includes forward looking statements. Forward looking statements are, typically, statements that do not reflect historical facts and may be identified by words such as "anticipate", "believe", "continue", "estimate", "expect", "intends", "may", "should", "will" and similar expressions and include statements with respect to the payment plan of Pemex to our integrated well service joint venture entities and the expectation that this will allow distributions to us, statements with respect to agreements with lenders and our plan to extend debt maturities and seek concessions from creditors, statements with respect to our commitment to raise equity and our plan to repurchase convertible notes and other non-historical statements.  The forward-looking statements in this announcement are based upon various assumptions, many of which are based, in turn, upon further assumptions, which are, by their nature, uncertain and subject to significant known and unknown risks, contingencies and other factors which are difficult or impossible to predict and which are beyond our control. Such risks, uncertainties, contingencies and other factors could cause actual events to differ materially from the expectations expressed or implied by the forward-looking statements included herein. Important factors that, in our view could cause actual results to differ materially from those discussed in the forward looking statements include risks relating to our industry and business and liquidity, the risk of delays in payments to our integrated well service joint venture entities and consequent payments to us, risks relating to our agreement with lenders including our ability to meet the conditions set forth herein for a maturity extension, our ability to meet our debt obligations and obligations under rig purchase contracts, risks relating to our ability to meet our obligations as they fall due, risks relating to our liquidity requirements, risks relating to  future financings including the risk that future financings may not be completed when required and future equity financings will dilute shareholders and the risk that the foregoing would result in insufficient liquidity to continue our operations or to operate as a going concern and other risks factors set forth under “Risk Factors” in our filings with the U.S. Securities and Exchange Commission.